UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

YS Biopharma Announces US$40 million Private Placement

On February 9, 2024, YS Biopharma Co., Ltd. (the “Company”) announced that the Company entered into a share purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) relating to the offer and sale of 95,269,762 ordinary shares of the Company, par value US$0.00002 per share (the “Shares”), in a private placement of US$40 million at a purchase price of $0.41986 per Ordinary Share (the “Private Placement”). The Purchase Agreement contains customary representations, warranties and covenants of the Company and the Purchaser, and customary indemnification provisions for a transaction of this type. The Company also granted the Purchaser customary registration rights with respect to the Shares acquired in the Private Placement.

The Private Placement is made after the dismissal of the injunction order granted by the Grand Court of the Cayman Islands dated December 22, 2023. The Shares being purchased are exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S promulgated thereunder. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K is hereby incorporated by reference in the registration statements of the Company on Form F-1 (No. 333-271221) and Form S-8 (No. 333-273165), to the extent not superseded by documents or reports subsequently filed.

A copy of the press release regarding the Private Placement is furnished as Exhibit 99.1 to this current report on Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: February 9, 2024	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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